

Jardines

JARDINE MATHESON HOLDINGS LIMITED

Securities and Exchange Commission File No:82-2963

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com



03024986

Group Secretariat

28th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a copy of a press announcement in respect of the 2003 interim results of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 8/5

[Press/JMHJLT2k30728/p.5]



Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

28th July 2003
For immediate release

Jardine Lloyd Thompson Group plc
Interim Results for the Six Months to 30th June 2003

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

28th July 2003

JARDINE LLOYD THOMPSON GROUP plc

INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2003

Jardine Lloyd Thompson Group plc ("JLT") today announces interim results for the six months ended 30th June 2003.

Financial Highlights

• **Turnover increased from £194.2 million to £216.1 million**	**up 11%**
• **Trading profit* increased from £39.6 million to £47.5 million**	**up 20%**
• **Profit before tax, exceptional items and goodwill amortisation increased from £50.9 million to £59.0 million**	**up 16%**
• **Profit before tax increased from £53.2 million to £57.3 million (2002 stated after including an exceptional gain of £3.9 million)**	**up 8%**
• Diluted earnings per share (before exceptional items and goodwill amortisation) increased from 17.0p to 19.8p	up 16%
• Diluted earnings per share increased from 18.1p to 18.9p (2002 stated after including an exceptional gain of £3.9 million)	up 4%
• Interim dividend per share increased from 7.5p to 8.5p	up 13%

* defined as turnover less operating expenses, excluding exceptional items and goodwill amortisation

Operational Highlights

- Risk & Insurance Group increased its revenue by 14% (15% at constant rates of exchange), reflecting strong results from all parts of the business
- Employee Benefits Group continues to build solid foundations for future development with underlying revenue growth, excluding non-recurring pensions review work, of 8% (12% at constant rates of exchange)
- Expense ratio improved from 80% to 78% **

** defined as operating expenses as a percentage of turnover

Steve McGill, Chief Executive of Jardine Lloyd Thompson Group, commented:

"I am delighted once again to report that JLT has made an excellent start to the year, building on the record results achieved in 2002.

In Risk & Insurance we have achieved strong growth in the first half and we also expect to make good progress in the second half notwithstanding the possible softening of rates in certain sectors.

We have continued to build solid foundations for our Employee Benefits operation, particularly in the UK, and we remain confident about the long term prospects for this business.

We believe that JLT is in excellent shape to deliver sustained growth for its shareholders in 2003 and beyond."

Enquiries:

Steve McGill, Chief Executive George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger Jenna Littler	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

CHAIRMAN'S STATEMENT

Report to Shareholders

Results and Dividend

JLT has continued to build on the success of 2002 and the results for the first half of 2003 reflect excellent progress in our chosen business sectors. For the six months to 30th June 2003, brokerage and fees grew by 11% to £216.1 million, trading profit by 20% to £47.5 million, and profit before tax, exceptional items and goodwill amortisation increased by 16% to £59.0 million. Profit before tax increased by 8% to £57.3 million; however, 2002 included an exceptional gain of £3.9 million. Excluding the prior year exceptional gain the adjusted growth in 2003 would be 16%.

The Board has declared an interim dividend of 8.5p per share to be paid on 13th October 2003 to shareholders on the register on 12th September 2003. This represents a 13% increase over the prior year and maintains JLT's unbroken record of dividend growth.

There has continued to be an excellent level of activity across the Group in both Risk & Insurance and Employee Benefits. The trading outlook on both sides of the business is very encouraging with excellent opportunities for JLT to increase market share and develop new revenue streams in the future.

Operational Review

The 11% increase in Group turnover reflects both organic growth and new business wins within Risk & Insurance and Employee Benefits.

The Group's trading profit was £47.5 million, an increase of 20% over the prior year and 22% at constant rates of exchange, and giving an expense ratio of 78%, down from 80%.

Risk & Insurance Group

Risk & Insurance revenue for continuing operations increased by 14% to £177.7 million (15% at constant rates of exchange), with trading margin up to 28% from 27% in the prior year. These strong results reflect not only good organic growth and JLT's ability to win new business but also a continued focus on cost control.

Risk Solutions produced strong turnover growth of 12% to £109.5 million (13% at constant rates of exchange). Substantial growth was achieved by Cargo, Energy, Marine, Industry Risks and Non-Marine Reinsurance. Agnew Higgins Pickering, the London based natural resources specialist once again produced a strong performance as did our operations in Bermuda, together with our developing Financial & Professional Risks, Captive Management and Claims Consultancy businesses.

In the UK and Ireland our focus on the mid market retail sector has produced good growth led by new business and improved trading margins.

In Asia we had strong growth on the top line and significant improvement in trading margins despite the adverse impact of SARS.

Once again Australasia has produced significant growth on both the top and bottom line with the further development of our local government business and some significant wins in the major corporate accounts sector.

In Canada, we achieved strong top line growth as we continue with the transformation of this business.

These excellent results have been achieved in a market that remains relatively hard despite some well publicised rate moderations, particularly for property, energy and aviation risks, with these reductions following a heavy increase in these areas over the previous renewals. Casualty rates are generally up on this time last year although there has been some levelling off since the beginning of the year. We continue to believe that rates will not soften significantly before 2005, reflecting the investment climate and the need for industry capital to be rebuilt together with continued pressure and scrutiny from the rating agencies.

JLT operates most effectively in changing market conditions, and this is demonstrated by the performance of our Energy operations which have shown very strong growth despite a moderation of rates from last year's highs.

Within Risk & Insurance we have made two acquisitions since the beginning of the year, as well as the purchase of the outstanding minority interests in our Financial Solutions operations in Bermuda and Sweden. In March, Capital Risk in the USA announced the acquisition of Texas Specialty Insurance Agency to increase the scope of its operations, particularly in specialist areas such as energy and healthcare. This underpins our growing commitment to the US market, provides more choice for clients and gives JLT the opportunity to win business from our main competitors. Very encouraging progress has been made over the past few months in the development of Capital Risks' business.

This month, we acquired Thomas Winter which is a specialist in insurance for UK housing associations and has obvious synergies with our existing UK public sector book of business.

Across the Group, we will continue to develop our business with selective acquisitions and the hiring of quality professionals to build on our strengths.

Employee Benefits Group

The Employee Benefits Group has made good progress in the first half of the year. Whilst revenue for the period was up 1% to £38.4 million (5% at constant rates of exchange), there has been good underlying growth in the UK and an improvement in profit margin in the USA.

Revenue in the UK increased by 6%, although underlying growth was 17% excluding the effect of pensions review work which is now substantially at an end.

Whilst the trading margin remained at 11% for the period, we expect this to improve in the second half and our goal of a 15% trading margin for this business is now likely to be achieved in 2004 as the full benefit of new contracts begins to show through.

The UK Government's proposed pension reforms should benefit JLT. As the pension landscape continues to change, there will also be increasing opportunities as life companies seek assistance to manage pension related run-off which is an area where we already have a leading market position.

With employers' needs changing, we are positioning ourselves to design and support more flexible benefit schemes. In the coming years, we intend to provide an even broader service proposition including human resource advisory services and administration.

In the USA we have been re-engineering the business to improve margins and we continue to see excellent opportunities to grow our claims and benefits administration operations. Underlying revenue grew by 4% at constant rates of exchange for the period whilst the trading margin improved from 8% to 11%.

Foreign Exchange and Interest Rate Exposures

The Group continues its prudent approach to managing both foreign exchange and interest rate exposures. As at 30th June 2003 some 96% of 2003 US dollar revenue expected to arise in the UK has been hedged at an average rate of $1.48, while for 2004 66% has been hedged at $1.47.

For the six months to 30th June 2003 interest earnings fell by 4% due to the impact of lower interest and foreign exchange rates, offset in part by interest rate hedging and an increased level of funds invested. Significant interest rate hedges have been put in place to mitigate the impact of falling interest rates. For the second half of 2003 the Group has covered 47% of its estimated US dollar interest earnings at an average rate of 4% and 45% of estimated Sterling interest earnings at 4.8%. For 2004 the comparable figures for US dollars are 16% at 2.9% and for Sterling 24% at 3.8%.

Management Changes

Effective from 1st September 2003 we are making some senior management changes to help us consolidate our progress and ensure that we capitalise on the opportunities of the future.

Steve McGill will relinquish his role as Chief Executive of JLT Risk Solutions in order to concentrate on the management of the Group as a whole. Dominic Collins, currently Chairman of JLT Risk Solutions will become Chairman and Chief Executive.

John Hastings-Bass, currently Chairman of our Employee Benefits business, will also become Chairman of our retail Insurance Broking operations, other than in the United States.

Prospects

JLT has made a very encouraging start to the year and the trading outlook as we enter the second half remains favourable.

In the Risk & Insurance Group, JLT has a first class service proposition and is well positioned to win new business in its chosen areas of expertise.

The Employee Benefits Group has good growth opportunities in the pensions consulting and administration fields as a result of the rapidly changing environment and JLT is well placed to make further progress in this area.

We remain confident about our ability to deliver strong results in 2003 and beyond.

Ken Carter
Chairman

28th July 2003

Jardine Lloyd Thompson Group plc
Consolidated Profit and Loss Account
Unaudited results for the six months ended 30th June 2003

	Notes	2003 £'000	2002 £'000
TURNOVER	3	**216,059**	194,223
Investment income		**8,875**	9,270
Operating Revenue		**224,934**	203,493
Trading expenses		**(168,609)**	(154,669)
Goodwill amortisation		**(1,752)**	(1,600)
Operating Expenses		**(170,361)**	(156,269)
Operating Profit		**54,573**	47,224
Share of operating profit in associates		**3,623**	3,160
Profit on the sale or closure of operations - exceptional	4	**-**	3,895
Interest payable and similar charges		**(913)**	(1,105)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2,3	**57,283**	53,174
Taxation on profit on ordinary activities	5	**(18,078)**	(16,420)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**39,205**	36,754
Minority interests		**(1,492)**	(505)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**37,713**	36,249
Dividends	6	**(17,007)**	(14,891)
RETAINED PROFIT FOR THE PERIOD		**20,706**	21,358
DIVIDEND PER SHARE	6		
Interim		**8.5p**	7.5p
EARNINGS PER SHARE	8		
Basic		**19.3p**	18.8p
Diluted		**18.9p**	18.1p
Basic, excluding exceptional items		**19.3p**	16.8p
Diluted, excluding exceptional items		**18.9p**	16.2p
Basic, excluding exceptional items and goodwill amortisation		**20.2p**	17.6p
Diluted, excluding exceptional items and goodwill amortisation		**19.8p**	17.0p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2003

	Notes	**As at 30th June 2003 £'000**	As at 30th June 2002 £'000	As at 31st Dec 2002 £'000
FIXED ASSETS				
Intangible assets		**54,228**	52,911	50,993
Tangible assets		**27,252**	27,867	26,924
Investments in associated undertakings		**9,081**	6,432	7,208
Other investments		**1,694**	1,576	1,540
Employee benefit trusts		**27,570**	12,517	12,966
		119,825	101,303	99,631
CURRENT ASSETS				
Debtors	9	**1,963,589**	2,130,925	1,913,491
Investments and deposits		**322,652**	337,184	325,021
Cash		**139,036**	94,093	97,507
		2,425,277	2,562,202	2,336,019
CREDITORS – amounts falling due within one year	10	**(2,322,135)**	(2,443,586)	(2,190,791)
NET CURRENT ASSETS		**103,142**	118,616	145,228
TOTAL ASSETS LESS CURRENT LIABILITIES		**222,967**	219,919	244,859
CREDITORS – amounts falling due after more than one year	11	**(5,589)**	(10,716)	(5,515)
PROVISIONS FOR LIABILITIES AND CHARGES	12	**(29,990)**	(56,495)	(77,112)
MINORITY INTERESTS		**(4,809)**	(3,761)	(5,336)
		182,579	148,947	156,896
CAPITAL AND RESERVES				
Called up share capital		**10,041**	9,953	9,981
Share premium account		**30,934**	25,699	26,897
Profit and loss account		**141,604**	113,295	120,018
SHAREHOLDERS' FUNDS		**182,579**	148,947	156,896

Jardine Lloyd Thompson Group plc
Statement of Recognised Gains and Losses
Unaudited for the six months ended 30th June 2003

	2003 £'000	2002 £'000
PROFIT FOR THE PERIOD		
Group companies	**35,980**	34,681
Share of associates	**1,733**	1,568
	37,713	36,249
Currency translation differences on foreign currency net investments	**2,765**	365
TOTAL RECOGNISED GAINS RELATING TO THE PERIOD	**40,478**	36,614

Reconciliation of Movement in Shareholders' Funds
Unaudited for the six months ended 30th June 2003

	2003 £'000	2002 £'000
PROFIT FOR THE PERIOD		
Group companies	**35,980**	34,681
Share of associates	**1,733**	1,568
	37,713	36,249
Dividends	**(17,007)**	(14,891)
Goodwill movements	**-**	302
Currency translation and other items	**2,765**	365
Contribution to QUEST (refer note 7 on page 12)	**(1,885)**	(5,000)
New shares issued	**4,097**	5,965
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**25,683**	22,990
OPENING SHAREHOLDERS' FUNDS	**156,896**	125,957
CLOSING SHAREHOLDERS' FUNDS	**182,579**	148,947

Jardine Lloyd Thompson Group plc
Consolidated Cashflow Statement
Unaudited for the six months ended 30th June 2003

	Notes	**6 months to 30th June 2003 £'000**	6 months to 30th June 2002 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	13	**52,660**	35,124
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**278**	791
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**9,855**	10,055
Interest paid – other loans and finance leases		**(157)**	(228)
Dividends paid to minority shareholders		**(12)**	(8)
TAXATION			
UK corporation tax paid		**(10,323)**	(3,546)
Overseas tax paid		**(4,644)**	(2,805)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(3,846)**	(9,636)
Sales of tangible fixed assets		**335**	1,919
ACQUISITIONS AND DISPOSALS			
Purchase of investments by employee benefit trusts		**(17,124)**	(3,646)
Purchase of subsidiary undertakings	13	**(5,719)**	(2,317)
Net cash acquired with subsidiaries	13	**1**	155
Disposal of businesses	13	**-**	5,707
Purchase of fixed asset investments		**-**	(8)
Sale of fixed asset investments		**5**	-
Issue of shares to minority shareholders in subsidiary		**-**	27
EQUITY DIVIDEND PAID			
Dividends paid		**(21,880)**	(18,532)
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		**(571)**	13,052
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows out of/(into) investments and deposits		**2,369**	(21,152)
FINANCING			
Issue of ordinary shares	7,13	**2,212**	965
Movement in debt	13	**(4,823)**	(77)
Decrease in cash (excluding insurance broking funds)		**(813)**	(7,212)
Increase in net insurance broking creditors		**40,493**	9,940
Net insurance broking cash at date of acquisition	13	**367**	-
INCREASE IN CASH IN THE PERIOD	13	**40,047**	2,728

1. Basis of Accounting

The unaudited results for the six months ended 30th June 2003 have been prepared under the historical cost convention using the accounting policies adopted in respect of the year ended 31st December 2002 except as set out in note 2 below.

The financial information for the year ended 31st December 2002 relating to the Group set out above has been extracted from the audited accounts of the Company for that period. Such financial information does not constitute statutory accounts for the Company for that period within the meaning of section 240 of the Companies Act 1985. Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

2. Alternative profit statement

The format of the profit and loss account on page 6 conforms to the requirements of the Companies Act 1985. The alternative profit statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	2003	2002
	£'000	£'000
Turnover	**216,059**	194,223
Trading expenses (excluding exceptional items)	**(168,609)**	(154,669)
Trading profit	**47,450**	39,554
Investment income	**8,875**	9,270
Share of operating profit in associates	**3,623**	3,160
Interest payable and similar charges	**(913)**	(1,105)
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**59,035**	50,879
Goodwill amortisation	**(1,752)**	(1,600)
Profit on ordinary activities before taxation and exceptional items	**57,283**	49,279
Profits on the sale or closure of operations - exceptional	**-**	3,895
Profit on ordinary activities before taxation	**57,283**	53,174

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2003

3. Segmental information

Turnover **30th June 2003** *Geographical analysis by location of operation*	**Risk & Insurance 2003 £'000**	**Employee Benefits 2003 £'000**	**Total 2003 £'000**
United Kingdom	**110,921**	**24,591**	**135,512**
Americas	**19,353**	**13,150**	**32,503**
Australasia	**26,935**	**-**	**26,935**
Asia	**16,205**	**-**	**16,205**
Europe	**4,225**	**679**	**4,904**
	177,639	**38,420**	**216,059**
30th June 2002	2002 £'000	2002 £'000	2002 £'000
United Kingdom	99,624	23,304	122,928
Americas	17,574	14,027	31,601
Australasia	21,734	-	21,734
Asia	14,306	-	14,306
Europe	3,020	634	3,654
	156,258	37,965	194,223

Profit on Ordinary Activities before Taxation

	Risk & Insurance	**Employee Benefits**	**Head Office/ other**	**Associates**	**Exceptional Items**	**Total**
30th June 2003	**2003 £'000**	**2003 £'000**	**2003 £'000**	**2003 £'000**	**2003 £'000**	**2003 £'000**
United Kingdom	**36,853**	**2,278**	**(5,548)**	**-**	**-**	**33,583**
Australasia	**10,504**	**-**	**-**	**-**	**-**	**10,504**
Americas	**2,572**	**1,509**	**(296)**	**-**	**-**	**3,785**
Asia	**4,161**	**-**	**2**	**255**	**-**	**4,418**
Europe	**1,277**	**243**	**567**	**2,906**	**-**	**4,993**
	55,367	**4,030**	**(5,275)**	**3,161**	**-**	**57,283**
30th June 2002	2002 £'000	2002 £'000	2002 £'000	2002 £'000	2002 £'000	2002 £'000
United Kingdom	34,712	1,442	(4,927)	31	3,990	35,248
Australasia	7,653	-	-	-	-	7,653
Americas	2,858	1,154	(399)	-	(95)	3,518
Asia	2,374	-	17	255	-	2,646
Europe	1,010	309	433	2,357	-	4,109
	48,607	2,905	(4,876)	2,643	3,895	53,174

The profit before tax for associates represents the Group share of operating profits of £3,623,000 (2002: £3,160,000) less interest payable of £462,000 (2002: £517,000).

4. Profits/(losses) on the sale or closure of operations – exceptional

	6 months to 30th June 2003 £'000	6 months to 30th June 2002 £'000
Sale of Professional Affinity Group Services Limited	-	3,490
Sale of investment in TDF Credit Insurance Limited	-	500
Sale of JLT Insurance Services Company	-	207
Sale of Jardine Insurance Services (Chile) Limited	-	(302)
	-	3,895

During prior period the Group sold or closed a number of operations. The resulting profits and losses from these transactions were treated as exceptional items.

5. Taxation on profit on ordinary activities

	6 months to 30th June 2003 £'000	6 months to 30th June 2002 £'000
UK Corporation Tax		
Current tax on income for the period	**11,449**	10,891
Deferred Taxation	**(488)**	121
Foreign Tax		
Current tax on income for the period	**5,469**	4,403
Deferred Taxation	**237**	(67)
Tax on share of operating profit in Associates		
Current tax on income for the period	**1,413**	1,043
Deferred Taxation	**(2)**	29
	18,078	16,420
Taxation on profits before exceptional items	**18,078**	16,331
Taxation on exceptional items	-	89
	18,078	16,420

6. Dividend

The interim dividend of 8.5p per share (2002: 7.5p) is payable on 13th October 2003 to shareholders who are registered at the close of business on 12th September 2003. The provisional ex-dividend date will be 10th September 2003.

7. Qualifying Employee Share Ownership Trust

During the period, a further 544,464 ordinary shares (2002: 839,630) were subscribed for by the Jardine Lloyd Thompson Group plc Qualifying Employee Share Ownership Trust (the "QUEST") at a market value of £3.0m (2002: £5.0 m). The company has provided an additional £3.0 m (2002: £5.0 m) to the QUEST for this purpose. These shares are to be allocated to employees in satisfaction of options that may be exercised under the Jardine Lloyd Thompson Sharesave Schemes. During the period the QUEST has allocated 901,398 ordinary shares to employees for this purpose. The cost of the additional contribution has been transferred by the Company directly to the profit and loss account reserve together with the exercise proceeds of £1,115,000 giving a net charge of £1,885,000.

8. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the weighted average number of shares in issue.

iv) Diluted earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the weighted average number of shares in issue.

vi) Diluted earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue has been calculated after excluding the Group's share of Marot's (SIACI's) interest in the share capital of Jardine Lloyd Thompson Group plc together with the shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme and shares held by the Group's Qualifying Employee Share Ownership Trust.

	6 months to 30th June 2003 No. of shares	6 months to 30th June 2002 No. of shares
Weighted average number of shares in issue	**195,577,022**	193,496,002
Effect of outstanding share options	**3,680,972**	7,271,959
Adjusted weighted average number of shares	**199,257,994**	200,767,961

	6 months to 30th June 2003			6 months to 30th June 2002		
Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per share
Profit after taxation and minority interests	**37,713**	**19.3**	**18.9**	36,249	18.8	18.1
Profits on sale or closure of operations – exceptional	-			(3,895)		
Taxation charge on exceptional items	-			89		
	-	-	-	(3,806)	(2.0)	(1.9)
Adjusted profit excluding exceptional items	**37,713**	**19.3**	**18.9**	32,443	16.8	16.2
Goodwill amortisation	**1,752**	**0.9**	**0.9**	1,600	0.8	0.8
Adjusted profit excluding exceptional items and goodwill amortisation	**39,465**	**20.2**	**19.8**	34,043	17.6	17.0

9. Debtors

	As at 30th June 2003 £'000	As at 30th June 2002 £'000	As at 31st December 2002 £'000
Amounts falling due within one year			
Insurance debtors	**1,907,591**	2,052,494	1,806,491
Other debtors and prepayments	**50,512**	74,407	101,813
	1,958,103	2,126,901	1,908,304
Amounts falling due after more than one year			
Deferred tax	**5,486**	4,024	5,187
	1,963,589	2,130,925	1,913,491

10. Creditors - amounts falling due within one year

	As at 30th June 2003 £'000	As at 30th June 2002 £'000	As at 31st December 2002 £'000
Bank and other loans and overdrafts	**-**	55	-
Other borrowings	**223**	-	5,000
Unsecured loan notes	**263**	5,864	303
Insurance creditors	**2,207,896**	2,340,809	2,066,490
Obligations under finance leases	**435**	467	390
Proposed dividends	**17,020**	14,858	21,893
Corporation tax	**21,701**	20,818	19,512
Social security and other taxes	**5,579**	4,429	4,930
Other creditors	**69,018**	56,286	72,273
	2,322,135	2,443,586	2,190,791

11. Creditors - amounts falling due after more than one year

	As at 30th June 2003 £'000	As at 30th June 2002 £'000	As at 31st December 2002 £'000
Obligations under finance leases	**589**	716	515
Other borrowings	**5,000**	10,000	5,000
	5,589	10,716	5,515

12. Provision for Liabilities and Charges

	Pension related provisions £'000	Pension holiday provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Deferred taxation £'000	Total £'000
At 1st January 2003	**13,657**	**7,081**	**1,246**	**53,354**	**624**	**520**	**630**	**77,112**
Exchange movement	(9)	(68)	-	22	78	(13)	67	77
Reclassification from current assets	-	-	-	-	-	-	162	162
Utilised in the year	(1,663)	-	(1,115)	(46,309)	(147)	(37)	-	(49,271)
Transfer from/(to) profit and loss account	-	(609)	-	1,559	-	(513)	(90)	347
Notional interest charges	288	-	-	-	-	18	-	306
Acquisitions	-	-	-	-	167	1,090	-	1,257
At 30th June 2003	**12,273**	**6,404**	**131**	**8,626**	**722**	**1,065**	**769**	**29,990**

13. Notes to the Consolidated Cashflow Statement

(a) Net Cash inflow from operating activities

	6 months to 30th June 2003 £'000	6 months to 30th June 2002 £'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities		
Profit on ordinary activities before taxation	**57,283**	53,174
Investment income receivable	**(8,875)**	(9,270)
Interest payable on other loans and finance leases	**146**	267
Unwinding of provision discounting	**306**	322
Depreciation	**4,092**	4,384
ESOP amortisation	**2,520**	1,870
Goodwill amortisation	**1,752**	1,600
Profit on sale of tangible fixed assets	**(75)**	(155)
Share of results of associated undertakings	**(3,161)**	(2,643)
Profits on the sale or closure of operations – exceptional	**-**	(3,895)
Decrease/(increase) in debtors excluding insurance broking balances	**5,571**	(21,112)
Decrease in creditors excluding insurance broking balances	**(3,067)**	(10,033)
(Decrease)/increase in provisions for liabilities and charges	**(3,832)**	20,615
Net cashflow from operating activities (excluding insurance broking funds)	**52,660**	35,124

(b) Analysis of changes in financing during period

	Share capital including premium £'000	Loans and Finance lease obligations £'000
Balance at 1st January 2003	36,878	11,208
Cashflows from financing	4,097	(4,823)
Exchange	-	124
Balance at 30th June 2003	40,975	6,509

13. Notes to the Consolidated Cashflow Statement cont'd

(c) Analysis of net funds

	At 1st Jan 2003 £'000	Cashflow £'000	Acquisitions £'000	Exchange Movements £'000	At 30th June 2003 £'000
Cash	97,507	39,680	368	1,481	139,036
Investments and deposits	325,021	(2,369)	-	-	322,652
Loan Notes	(303)	40	-	-	(263)
Finance Leases	(905)	6	-	(124)	(1,023)
Other borrowings due within one year	(5,000)	4,777	-	-	(223)
Other borrowings due after one year	(5,000)	-	-	-	(5,000)
	411,320	42,134	368	1,357	455,179

(d) Acquisition

During the period the following acquisitions and additional investments in existing businesses were completed.

	Cost £'000
Texas Specialty Insurance Agency Inc	**2,978**
Additional investments in existing businesses	**3,069**
	6,047

	Texas Specialty Insurance Agency		
	Assets at acquisition £'000	Fair value Adjustments £'000	**Total £'000**
Tangible fixed assets	322	-	**322**
Insurance broking debtors	701	-	**701**
Debtors	250	-	**250**
Cash at bank	1	-	**1**
Cash at bank - insurance broking funds	367	-	**367**
Insurance broking creditors	(514)	-	**(514)**
Creditors	(307)	-	**(307)**
Provision for liabilities and charges	-	(1,090)	**(1,090)**
	820	(1,090)	**(270)**

13. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisition cont'd

Assets and liabilities of businesses acquired - summary

	Texas Specialty Insurance Agency £'000	Other businesses £'000	**6 months to 30th June 2003 £'000**	6 months to 30th June 2002 £'000
Tangible fixed assets	322	-	**322**	(10)
Insurance broking debtors	701	-	**701**	-
Debtors	250	-	**250**	-
Cash at bank	1	-	**1**	155
Cash at bank - insurance broking funds	367	-	**367**	-
Insurance broking creditors	(514)	-	**(514)**	-
Creditors	(307)	-	**(307)**	(31)
Taxation	-	-	**-**	(124)
Provision for liabilities and charges	(1,090)	-	**(1,090)**	-
Minority interests	-	2,038	**2,038**	216
	(270)	2,038	**1,768**	206
Goodwill	3,248	1,031	**4,279**	2,111
Cost of acquisition	2,978	3,069	**6,047**	2,317
Cost of acquisition comprised				
Cash	2,978	2,741	**5,719**	2,317
Deferred consideration	-	328	**328**	-
	2,978	3,069	**6,047**	2,317

Except as disclosed above all assets and liabilities are stated at their fair value, no adjustment has been made to their book value.

(e) Disposals

There have been no disposals in the period to 30th June 2003. However, in the comparative period for 2002 the following disposals were completed.

	Proceeds £'000
Professional Affinity Group Services Limited	5,000
Other small businesses none of which were individually significant	707
	5,707

14. The interim report will be posted to shareholders by 1st August 2003 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH